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02 FEB -1 AM 8:03

Citigate
Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax no.	001 202 942 9624
From	Joanna Tsui
Return fax	+44 20 7282 8040
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securitites Exchange Act 1934, paragraph (b)(1)(i)"
Date	1 February 2002
No. of pages including this one	4


02002861

SUPPL

Please find attached an Erste Bank investor release.

Kind regards,

Julie Ryan
Citigate Dewe Rogerson



INVESTOR INFORMATION

For immediate release **1 February 2002**

Supervisory Board gives green light for employee stock ownership and option programmes

Using the power conferred on it by the General Meeting of 8 May 2001, the Supervisory Board of Erste Bank der oesterreichischen Sparkassen resolved at its meeting today to introduce a Group-wide employee stock ownership programme (ESOP) and management stock option programme (MSOP).

From 8 to 19 April 2002, all staff of the Erste Bank Group, including the Central European subsidiaries, will have the opportunity to purchase up to 100 Erste Bank shares at a discount of 20% to the average share price in March 2002. A total of 1.4 million shares have been made available for the ESOP.

The MSOP will offer first and second tier management around 1 million options in three tranches, ending in April 2004. These options will entitle the holders to acquire Erste Bank shares at the average share price for March 2002 within five years of the issue of each tranche. In addition, 50,000 options per year will be made available to other key staff.

The shares for the two programmes will come from a capital increase, which will exclude the subscription rights of existing shareholders. The aim of the ESOP is to increase the sense of commitment to the company among staff. The main purpose of the MSOP is to enhance the loyalty of key existing staff and to attract new key management personnel.

Employee Stock Ownership Programme

Eligibility:	All Group staff and management with the exception of Croatia (approx. 28,000)
Number of shares:	100 per employee, total 1.4 million (entitlement may be reduced by 50% depending on subscription levels)
Basis:	Conditional, authorised capital approved by the General Meeting on 8 May 2001
Offer period:	8 to 19 April 2002
Minimum Holding periods:	1 year for civil law purposes, 5 years for minimising taxation
Offer price:	Average Erste Bank share price in March 2002 minus 20% discount
Costs:	approx. EUR 17 million (depending on share price)
Capital inflow:	approx. EUR 84 million (depending on share price)

Management Stock Option Programme

Eligibility:	- Managing Board, 2nd level and regional directors of Erste Bank AG (EB), Česká spořitelna (CS), Slovenská sporiteľňa (SLSP) - Managing Board and 2nd level of Salzburger Sparkasse (SSK), Erste Bank Hungary (EBH) and Tiroler Sparkasse (TSK) - Managing Board/management of domestic subsidiaries and five selected CS subsidiaries - EB branch managers in New York, London and Hong Kong
Entitlement levels:	Level 1 - Managing Boards of EB, CS and SLSP Level 2 - Managing Boards of EBH, SSK and TSK, 2nd levels of EB, CS and SLSP - Management/Managing Boards of "major" EB and CS subsidiaries - Branch managers for London, New York and Hong Kong Level 3 - Regional directors of EB, CS and SLSP - 2nd level EBH; SSK and TSK - Regional directors of EB, CS and SLSP - Management/Managing Boards of "small" EB subsidiaries Level 4 - Other key staff in the Group
Number of shares:	Total 1.1 million shares
Basis:	Conditional, authorised capital approved by the General Meeting on 8 May 2001
Volume:	Level 1: 12,000 options Level 2: 3,000 options Level 3: 1,500 options Level 4: 100 options
Exercise price:	Average price of Erste Bank share in March 2002
Allocation:	In three tranches, in April 2002, 2003 and 2004
Term:	5 years, exercise in April 2003 to 2009
Min. Holding period:	1 year

Background information on Erste Bank is attached. For further information please contact:

Gabriele Werzer, Investor Relations + 43 50 100 11286 gabriele.werzer@erstebank.at
Thomas Schmee, Investor Relations + 43 50 100 17326 thomas.schmee@erstebank.at

Fax: 0043 50 1001 3112
Graben 21, A-1010 Vienna, Austria

Erste Bank der oesterreichischen Sparkassen AG
Head Office Vienna, FB-Nr.33209m, Commercial Court Vienna, DVR 0031313

Background information on Erste Bank

Erste Bank - Highlights

- A top ten European financial service provider by number of customers
- The leading player in Central European financial services by number of customers and share of deposits
- Erste Bank and its Austrian savings bank partners together serve over 8 million customers in Central Europe and have an 11% share of customer deposits in the region, according to recent analyst estimates

Savings bank strategy

The pioneering partnership approach adopted in Austria has enabled Erste Bank to leverage its core competencies across the large distribution network offered by the Austrian savings banks, offering new sources of growth potential in a mature market.

Central Europe

Within only three years, Erste Bank has successfully implemented plans announced in 1997 of acquiring or establishing significant operations in the neighbouring markets of Central Europe. The largest acquisitions in the region were in the Czech Republic and Slovakia:

- In January 2000 Erste Bank acquired a majority stake in Česká spořitelna, the leading Czech retail bank with 4 million customers.
- At the beginning of 2001 Erste Bank signed an agreement to acquire a majority stake in Slovenská sporiteľňa, the largest bank in the Slovak Republic with 1.9 million customers.

Through these and other recent acquisitions, Erste Bank has significantly enhanced its attractiveness as a distribution partner for the insurance industry and international mutual fund managers.

Erste Bank's financial targets for Year End 2003

With the RoE on an upward trend and the cost / income ratio on a downward trend, Erste Bank is making good progress towards its conservative 2003 targets, which are as follows:

- RoE at least 14%
- Cost / Income Ratio a maximum of 66%

Customer and product focus

The Erste Bank Group's customer focus is on the retail market as well as small to medium-sized enterprises. The product focus is moving increasingly towards higher margin commission-based business where Erste Bank has achieved particular success, including asset management, insurance and leasing.

Strategy

Erste Bank has four basic strategic objectives:

(i) to exploit its core business potential in Austria and focus on its key competencies,

(ii) to build on its role as the lead bank of the Austrian savings banks sector and to seek increasingly closer co-operation and co-ordination within the sector, with the sharing of resources and responsibilities, creating synergies for the parties in terms of cost reduction and revenue growth,

(iii) to grow its business in an extended home market in Central Europe with a potential customer base of some 40 million people and maintain its position as the leading retail financial institution in that market, and

(iv) to offer the premier on-line access to innovative products across its extended home market.